UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

General

On August 24, 2026, Vision Marine Technologies Inc. (the "Company") issued a press release announcing the entry into a non-binding letter of intent dated August 20, 2026 (the "LOI") with a privately held operating company (the "Counterparty") regarding a proposed business combination. If completed, the proposed transaction would be structured as a reverse takeover of Vision Marine and would result in a change of control of the Company (with existing Vision Marine securityholders expected to retain approximately 2.9% of the combined company at closing, before giving effect to a proposed concurrent financing and before giving effect to additional contingent consideration available to Vision Marine securityholders tied to future performance milestones). According to information provided by the Counterparty, the Counterparty is developing and integrating a range of unmanned and autonomous systems, with a focus on aerial, for defense, government and critical-infrastructure applications. The terms of the LOI might never become memorialized pursuant to binding agreements, and even if the Company enters into such binding agreements, the proposed transaction might never occur or might occur on terms substantially different from the LOI.

On August 24, 2026, the Company issued a press release announcing that its board of directors approved a 1-for-10 reverse stock split of the Company's common shares. The reverse stock split disclosed in the press release became effective at the opening of the Nasdaq Capital Market on August 26, 2026, and the Company's common shares began trading on a split-adjusted basis at that time. The reverse stock split reduced the number of issued and outstanding common shares from approximately 6,530,460 common shares pre-split to approximately 653,046 common shares post-split, subject to adjustment resulting from the rounding up of fractional shares to the next whole common share.

On August 25, 2026, the Company issued a press release announcing that its Board of Directors has approved the voluntary delisting of the Company's common shares from the TSX Venture Exchange ("TSXV"), which delisting became effective at the close of the TSXV on August 26, 2026. The decision reflects Vision Marine's transformation into a predominantly U.S.-focused operating company. Based on the Company's current operating profile, substantially all of the Company's sales and revenue are generated in the United States.

Copies of the Company’s press releases dated August 24, 2026, August 24, 2026 and August 25, 2026, are furnished as Exhibits 99.1, 99.2 and 99.3, respectively, to this Report on Form 6-K. The information contained in this Report on Form 6-K, but not the exhibits hereto, is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-284423), Registration Statement on Form F-3 (File No. 333-291917) and Registration Statement on Form S-8 (File No. 333--264089).

Exhibit Index

No.

99.1	Press Release issued by Vision Marine Technologies Inc. on August 24, 2026, entitled “Vision Marine Technologies Signs Letter of Intent for Proposed Business Combination with an Undisclosed Counterparty”

99.2	Press Release issued by Vision Marine Technologies Inc. on August 24, 2026, entitled “Vision Marine Technologies Announces Reverse Stock Split”

99.3	Press Release issued by Vision Marine Technologies Inc. on August 25, 2026, entitled “Vision Marine Technologies Consolidates Public Market Listing on Nasdaq”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: August 26, 2026	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer